April 23, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549-4631
Attn:    David Irving
    Michelle Miller

Re:     Greenidge Generation Holdings Inc. (“Greenidge” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed April 10, 2024
File No. 001-40808

Dear Mr. Irving and Ms. Miller:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 23, 2024 (the “Staff Letter”), addressed to the Chief Financial Officer of the Company, with regard to the above referenced matter. We have reviewed the Staff Letter and provide the following responses. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Form 10-K for the Fiscal Year Ended December 31, 2023

Significant Accounting Policies,
Cryptocurrency Mining Revenue, page F-14

1.We note your response to prior comment 2 and your revised cryptocurrency mining revenue policy disclosure on page F-14. In your revised disclosure you state that you are entitled to compensation even if the pool operator is unsuccessful in placing a block. However, your disclosure also implies you receive a share of the rewards paid to the pool operator for successful efforts. Please revise your disclosure in future filings to reconcile the two statements and clearly state that as a participant in an FPPS mining pool your compensation is not contingent on the pool operator successfully placing a block.

The Company acknowledges the Staff’s comments and will revise its disclosure in future filing to clarify the Company’s entitlement to compensation as an FPPS mining pool participant whether or not the pool operator is successful in placing a block.

2.We note your response to the third bullet in prior comment 2, that you consider each mining pool arrangement to be a contract that is continuously renewed, that the duration of each contract is 24 hours or less and provides the same rate of payment upon renewal and that since the pricing remains the same upon contract renewal, the contract does not provide the applicable mining pool operator with a material right that represents a separate performance obligation. Please enhance your cryptocurrency mining revenue policy to disclose in future filings.

The Company acknowledges the Staff’s comment and will revise its cryptocurrency mining revenue policy accordingly in future filings.

*    *    *    *

The Staff is invited to contact the undersigned with any comments or questions it may have at (603) 531-8659.

Sincerely,

/s/ Christian Mulvihill

Christian Mulvihill
Chief Financial Officer, Greenidge Generation Holdings Inc.

cc:    Jordan Kovler, Chief Executive Officer, Greenidge Generation Holdings Inc.
    Leah Gonzales, MaloneBailey, LLP